ENDORSEMENT APPLICABLE TO SECTION 6.02, "PAYMENT UPON DEATH"

The term "Contract" as used in this Endorsement applies either to a Contract or Certificate.

This Endorsement is part of your Contract and the same definitions apply to the capitalized terms used herein. The benefit described in this Endorsement is subject to all the terms contained in your Contract, except as modified below. In this Endorsement, "we", "our" and "us" mean AXA Equitable Life Insurance Company and "you" and "your" mean the Owner.

The following is added at the end of SECTION 6.02  PAYMENT UPON DEATH

If the age of any person upon whose life an optional Guaranteed Minimum Death Benefit depends has been misstated, any benefits will be those which would have been purchased at the correct age. Therefore, if an optional Guaranteed Minimum Death Benefit Rider was elected by such person, (i) the optional Guaranteed Minimum Death Benefit Rider will be revoked by us; (ii) the applicable charge for the benefit will be refunded and applied to the Annuity Account Value of the Contract, and (iii) the standard Guaranteed Minimum Death Benefit described in the fifth paragraph of this Section will apply.





AXA EQUITABLE LIFE INSURANCE COMPANY



/s/ Christopher M. Condron               /s/ Karen Field Hazin
------------------------------------     ---------------------------------------
Christopher M. Condron                   Karen Field Hazin, Vice President,
Chairman and Chief Executive Officer     Secretary and Associate General Counsel



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2009DBENDO